Exhibit 99.22

Notice to ASX and LSE

Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

22 February 2018

Rio Tinto plc notifies the London Stock Exchange (LSE) of PDMR/KMP interests in securities of Rio Tinto plc, in compliance with the EU Market Abuse Regulation. As part of its dual listed company structure, Rio Tinto voluntarily notifies the Australian Securities Exchange (ASX) of material dealings in Rio Tinto plc shares by PDMR/KMP and both ASX and the London Stock Exchange (LSE) of material dealings by PDMR/KMP in Rio Tinto Limited securities.

Performance Share Plan ("PSP")

The PSP is a performance based share plan which provides participants with the conditional right to receive Rio Tinto plc or Rio Tinto Limited shares, subject to performance conditions being met, under the terms of the Rio Tinto plc PSP and Rio Tinto Limited PSP respectively.

The 2014 PSP award is subject to two performance conditions. Two thirds of the award is subject to Total Shareholder Return (TSR) performance and the remaining third to an Earnings based measure of Relative EBIT Margin. The TSR part of the award vested on 19 February 2018. The remaining third of the 2014 PSP award will vest on 31 May 2018 once the relative EBIT margin performance has been established.

On 19 February 2018 the following PDMRs received their vested PSP award in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions.

Security	Name of PDMR/KMP	Conditional Award Granted	TSR Vest Portion	No: of Shares Lapsed	No: of Shares Vested*	No: of Shares Sold	Price per Share	No: of Shares Retained
Rio Tinto Limited shares	Farrell, Joanne	2,477	1,652	826	942	447	82.00 AUD	495
Rio Tinto plc shares	Jacques, Jean-Sébastien	25,683	17,123	8,562	9,871	4,688	40.72395 GBP	5,183
Rio Tinto plc shares	Lynch, Christopher	52,085	34,724	17,362	20,020	9,505	40.72395 GBP	10,515
Rio Tinto Limited shares	McIntosh, Stephen	5,633	3,756	1,878	2,142	1,016	82.00 AUD	1,126
Rio Tinto plc shares	Niven, Simone	343	229	115	131	63	40.72395 GBP	68
Rio Tinto Limited shares	Salisbury, Christopher	3,907	2,605	1,303	1,485	705	82.00 AUD	780
Rio Tinto Limited shares	Trott, Simon	1,834	1,223	612	696	0	N/A	696

On 20 February 2018 the following PDMR received their vested PSP award in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions.

Security	Name of PDMR/KMP	Conditional Award Granted	TSR Vest Portion	No: of Shares Lapsed	No: of Shares Vested*	No: of Shares Sold	Price per Share	No: of Shares Retained
Rio Tinto plc shares	Baatar, Bold	1,751	1,168	584	665	139	39.865 GBP	526

On 21 February 2018 the following PDMR elected to receive their vested PSP award in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions.

Security	Name of PDMR/KMP	Conditional Award Granted	TSR Vest Portion	No: of Shares Lapsed	No: of Shares Vested*	No: of Shares Sold	Price per Share	No: of Shares Retained
Rio Tinto Limited shares	Soirat, Arnaud	3,601	2,401	1,201	1,368	554	80.23 AUD	814

*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original shares granted, in accordance with the PSP plan rules.

Management Share Plan ("MSP")

The MSP is a service based award which provides the participants with an award of Rio Tinto plc ordinary shares of 10p each or Rio Tinto Limited ordinary share ("shares"), which vests subject to continuous employment.

On 19 February 2018, the following PDMRs received their vested MSP award in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions.

Security	Name of PDMR/KMP	Conditional Award Granted	No. of Shares Vested*	No. of Shares Sold	Price per Share	No. of Shares Retained
Rio Tinto Limited shares	Farrell, Joanne	3,769	4,078	1,935	82.00 AUD	2,143
Rio Tinto plc shares	Kirikova, Vera	879	942	319	40.72395 GBP	623
Rio Tinto Limited shares	McIntosh, Stephen	3,809	4,121	1,955	82.00 AUD	2,166
Rio Tinto plc shares	Niven, Simone	1,261	1,374	653	40.72395 GBP	721
Rio Tinto Limited shares	Salisbury, Christopher	4,043	4,374	2,075	82.00 AUD	2,299
Rio Tinto Limited shares	Trott, Simon	2,054	2,222	0	N/A	2,222

On 20 February 2018, the following PDMRs received their vested MSP award in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions.

Security	Name of PDMR/KMP	Conditional Award Granted	No. of Shares Vested*	No. of Shares Sold	Price per Share	No. of Shares Retained
Rio Tinto plc shares	Baatar, Bold	3,738	4,073	1,073	39.865 GBP	3,000

On 21 February 2018, the following PDMRs received their vested MSP award in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions.

Security	Name of PDMR/KMP	Conditional Award Granted	No. of Shares Vested*	No. of Shares Sold	Price per Share	No. of Shares Retained
Rio Tinto Limited shares	Soirat, Arnaud	4,414	4,776	1,694	80.23 AUD	3,082

*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original shares granted, in accordance with the MSP plan rules.

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 2.2. Inside information disclosed under article 19 of the Market Abuse Regulation

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404